

Mailstop 3561

January 13, 2017

Nickolas Stavropoulos
President, Gas
Geisha J. Williams
President, Electric
77 Beale Street
P.O. Box 770000
San Francisco, CA 94177

> **Re: Pacific Gas & Electric Company**
> **Registration Statement on Form S-3**
> **Filed January 4, 2017**
> **File No. 333-215427**

Dear Mr. Stavropoulos and Ms. Williams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Attorney Adviser at (202) 551-6521 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Brett Cooper, Esq., Orrick, Herrington & Sutcliffe LLP